Exhibit (b)(ii) under Form N1-A
                                           Exhibit 3(ii) under Item 601/Reg. S-K

                               Amendment #1 to the
                           Amended & Restated By-Laws
                              of MTB Group of Funds

                            (effective June 24, 2004)

     Strike the last two sentences of Article V, Officers, Section 6, Chairman of the Board (In the absence, resignation, disability or death of the president, the chairman shall exercise all powers and perform all the duties of the president until his or her return, such disability shall be removed or a new president shall have been elected. The chairperson is not required to be a Board Member.) and replace them with the following sentence:

     "The chairman is required to be a board member."


     Strike the first sentence of Article V, Officers, Sections 9, Vice Presidents (In the absence, or disability of the president, the executive vice presidents or vice presidents, if any, in order of their rank as fixed by the Board or if not ranked, a vice president designated by the Board, shall perform all the duties of the president and when so acting shall have all powers of, and be subject to all restrictions upon, the president.) and replace it with the following sentence:

     "In the absence, resignation, disability or death of the president, the executive vice presidents or vice presidents, if any, in order of their rank as fixed by the Board or if not ranked, a vice president designated by the Board, shall perform all the duties of the president and when so acting shall have all powers of, and be subject to all restrictions upon, the president."